Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces its 2020

Business Strategy and Development Plan

(Hong Kong, January 13, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its business strategy and development plan for the year 2020.

The Company’s targeted net production for 2020 is 520 million to 530 million barrels of oil equivalent (BOE), of which, production from China and overseas accounts for approximately 64% and 36%, respectively. The Company’s net production for 2019 is expected to be approximately 503 million BOE. The Company’s net production for 2021 and 2022 are estimated to be around 555 million BOE and 590 million BOE, respectively.

The Company’s total capital expenditure for 2020 is budgeted at RMB85 billion to RMB95 billion. The capital expenditures for exploration, development, production and others will account for approximately 20%, 58%, 20% and 2% of the total capital expenditure, respectively.

In 2020, the Company plans to drill 227 exploration wells and collect approximately 27 thousand square kilometers 3-Dimensional (3D) seismic data.

In 2020, ten new projects are expected to come on stream, namely Penglai 19-3 oil field block 4 adjustment/Penglai19-9 oil field phase II, Qinhuangdao 33-1 South oil field phase I, Bozhong 19-6 gas field pilot area development project, Luda 16-3/21-2 joint development project, Nanbao 35-2 oil filed S1 area, Jinzhou 25-1 oil field 6/11 area, Liuhua 29-1 gas field development project and Liuhua 16-2 oil field/20-2 oil field joint development project in offshore China, Liza oil field phase 1 in Guyana and Buzzard oil field phase II in the UK. Among which, Liza oil field phase 1 in Guyana has already come on stream ahead of schedule.

Mr. Xie Weizhi, CFO of the Company, said, “The Company will continue to maintain cost competitiveness, maintain prudent investment decision-making, and ensure the effective implementation of the capital expenditure plan to fully promote the Company to a new phase of high-quality development.”

Mr. Xu Keqiang, CEO and the President of the Company, said, “In 2020, the Company will steadily increase its oil and gas reserves and production, pursue profitable reserves and production, lay a solid foundation for high-quality development through technology innovations and management enhancement, and create excellent returns for our shareholders.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com